EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77D:
  Policies with respect to security investments.

EXHIBIT B:
  Attachment to item 77Q1:
  Exhibits
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EXHIBIT A:
Item 77D

The investment objective of the ASMT T. Rowe Price
International Equity Portfolio was changed to long-term growth of capital. The prior objective was total return from growth of capital and income.

Disclosure for the ASMT INVESCO Equity Income Portfolio was revised to indicate that capital growth is an investment objective of the Portfolio in addition to current income. The disclosure for the Portfolio was revised so that 65% of its assets will be invested in common and preferred stocks rather than solely common stocks. Also, permissible investment in equity securities that do not pay regular dividends was increased to 30% from 10%. Disclosure was removed that limited the Portfolio to investments only in marketable common stocks and equity securities.

Disclosure was added to the ASMT PIMCO Total Return
Bond Portfolio to allow it to engage in short sales
"against the box."

The current investment policies of the Registrant's portfolios are described in detail in Amendment No. 3 to the Registrant's Registration Statement filed on February 29, 2000 and the prospectus and Statement of Additional Information included as part of Post-Effective Amendment No. 11 to American Skandia Advisor Funds, Inc.'s registration statement filed on June 9, 2000.



EXHIBIT B:
Item 77 Q1

The Sub-advisory Agreement between American Skandia
Investment Services, Incorporated and J. P. Morgan
Investment Management, Inc. with respect to the ASMT JPM
Money Market Fund is incorporated by reference to Exhibit d(11) of Post-Effective Amendment No. 3 to the Registrant's
Registration Statement filed on February 29, 2000.